4-1-02

1127508

02030040

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2002

ALLIANZ AKTIENGESELLSCHAFT

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Compensation for Minority Shareholders in Dresdner Bank AG

Allianz will pay minority shareholders in Dresdner Bank AG 51.50 euros per Dresdner Bank share as compensation for the transfer of their shares to Allianz. Allianz uses the opportunity of new provisions in the Corporation Act which became effective with the Takeover Act on January 1, 2002.

The resolution to exclude minority shareholders is intended to be taken at the Annual General Meeting of Dresdner Bank AG on May 24, 2002. Allianz holds 95.1 percent of the stock capital in Dresdner Bank AG. An additional 2.1 percent will be acquired in the near term through forward purchases concluded last year. The remaining 2.8 percent will be squeezed out. The percentages are calculated using the stock capital of Dresdner Bank as of April 30, 2002 based on the assumption that all warrants outstanding on Dresdner Bank shares and due on April 30, 2002 will be exercised.

The amount of the compensation was determined on the basis of a valuation report prepared by Ernst & Young, audited and confirmed as adequate by Susat & Partner as an expert auditor appointed by the court. Dresdner Bank AG was valued according to the capitalized earnings method.

Munich, April 4, 2002

For further information please contact:

Richard Lips	Tel. +49/89/3800-5043
Dr. Ilja-Kristin Seewald	Tel. +49/89/3800-2960
Jörg E. Allgäuer	Tel. +49/89/3800-2628
Stefan Denig	Tel. +49/89/3800-17790

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: April 5, 2002